SNIPP INTERACTIVE INC.

SNIPP INTERACTIVE INC. REPORTS 234% ANNUAL REVENUE GROWTH FOR FY

2015

April 29, 2016

OTCQX Trading Symbol: SNIPF

TSX Venture Exchange Trading Symbol: SPN

WASHINGTON, DC - Snipp Interactive Inc. ("Snipp"), an international provider of marketing promotions, rebates and loyalty solutions, is pleased to announce its financial results for the 2015 fiscal year, ended December 31, 2015. All results are reported under International Financial Reporting Standards ("IFRS") and in US dollars. Snipp reports 2015 annual revenue of CAN$15.2 million (US$11.9 million) and net loss of CAN$3,986,988 (US$3,118,001). A copy of the complete annual audited financial statements, management's discussion and analysis are available on SEDAR (www.sedar.com). Exchange rates used for USD to CAD conversions are listed at the end of the press release.

Fiscal 2015 Annual Financial Summary

 (Refer to Non-GAAP Measures, Gross Margin discussion below)

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Revenue of CAN$15.2 million, a 286% increase (in CAN) over 2014 annual revenues and the 4th consecutive year of revenue growth (234% increase in USD).

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Revenue growth was driven by an increase in the total number of campaigns executed, launch of new products as well as a growth in the average campaign size.

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2015 annual Gross Margin of 55% compared to 2014 annual Gross Margin of 32%. The Company defines Gross Margin as revenue less campaign infrastructure costs.

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CAN$11 million (US$8 million) of current assets with CAN$4.8 million (US$3.5 million) of working capital.

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CAN$6.5 million (US$4.7 million) of cash and equivalents, with no outstanding bank debt along with Accounts Receivable of CAN$4.1 million (US$2.9 million).

Fiscal Q4 2015 Highlights

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Revenue for Q4 was CAN$2.5 million (US$1.8 million) with a Gross Margin of 63%.

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In comparison to Q4 2015, Revenue was 8% lower but Gross margin was 1836% higher.

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Higher margin profile of Q4 is due to the shift in the revenue mix from one off short term Promotions and Rewards to longer term higher margin Loyalty and API licensing deals.

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In Q4 2015 USD Recurring revenue was 26% of total revenue in comparison to 0% for Q4 2014 (and 15% for Q3 2015).

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Q4 marked the beginning of a new phase for the company’s sales with longer and higher value contracts with recurring revenues being struck with clients, reflecting the increased acceptance of the company’s solutions and a shift from one-time promotions to loyalty and embedded API deals.

2015 Corporate Highlights

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Invested in and built a global organization to support Snipp’s clients.

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Completed the acquisition of Swiss Post Solutions Ireland and HIP Digital Media Inc.

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Added independent IP expertise to the board of directors.

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Won multiple industry awards in the United States for innovate marketing and retail technology solutions.

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Selected as one of 2015’s twenty most innovative public Canadian tech companies.

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Selected to the 2015 TSX Venture 50 List (company was selected in 2016 again).

“In summary, 2015 was an excellent year across all metrics of growth for Snipp,” said Atul Sabharwal, CEO of Snipp. “Not only did we grow revenue 200%+ for the second consecutive year, but we grew margins by 23%. The growth in revenues and margins were a result of the growth in the number of programs we executed, the number of new clients and geographies we serviced, and the number of new solutions we launched. All around it was an extremely exciting and busy year for the company. We also had for the first time in our history two quarters in which we were cash flow positive, which is a testament to the fact that our business model can and will scale. Today, we believe are positioned to capture significant share in several white space billion dollar markets including CPG loyalty and rebates, while continuing to consolidate our leadership position in the promotions space.”

Non-GAAP Measures

Snipp uses certain performance measures throughout this document that are not recognizable under Canadian generally accepted accounting principles or IFRS ("GAAP"). These performance measures include Gross Margin. Management believes that these measures provide supplemental financial information that is useful in the evaluation of the Company's operations.

Investors should be cautioned, however, that these measures should not be construed as alternatives to measures determined in accordance with GAAP and IFRS as an indicator of Snipp's performance. The Company's method of calculating these measures may differ from that of other organizations, and accordingly, these may not be comparable.

Gross Margin

Snipp defines Gross Margin as revenue less campaign infrastructure. The Company's calculation of Gross Margin is not a financial measure that is recognized under GAAP. Investors should be cautioned that the Company's defined Gross Margin should not be construed as an alternative measure to other measures determined in accordance with GAAP.

The following are calculations of Gross Margin:

	Year ended December 31, 2015		Year ended December 31, 2014
	CAD	USD	CAD	USD
Revenue	$15,204,038	$11,890,231	$3,934,279	$3,562,045
Less:
Campaign infrastructure	$6,863,611	$5,367,648	$2,685,284	$2,431,221

Gross Margin	$8,340,427	$6,522,583	$1,248,995	$1,130,824

	Quarter ended December 31, 2015		Quarter ended December 31, 2014
	CAD	USD	CAD	USD
Revenue	$2,461,535	$1,843,570	$2,275,875	$2,003,411
Less:
Campaign infrastructure	$917,341	$687,044	$2,202,114	$1,938,481

Gross Margin	$1,544,194	$1,156,526	$73,760	$64,930

Exchange rates used for USD to CAD based on Bank of Canada rates:

1.2787 Year ended December 31, 2015 (average)

1.1045 Year ended December 31, 2014 (average)

1.3352 Quarter ended December 31, 2015 (average)

1.1360 Quarter ended December 31, 2014 (average)

1.3840 as at December 31, 2015

For More Information

In conjunction with this announcement, Snipp management will be holding a conference call on Friday April 29, 2016, at 10:00 A.M. Eastern Standard Time to discuss the Company's annual results for fiscal 2015.

2015 YEAR END CONFERENCE CALL DETAILS:

DATE: Friday, April 29, 2016

TIME: 10:00 A.M. EST

DIAL IN NUMBER

International: 719-325-2308

North American Toll Free: 888-312-3048

Conference ID: -2542405

The live conference call may also be accessed on the company website and via the following link: https://streaming.webcasts.com/starthere.jsp?ei=1101658

A replay of this call will be available from Friday, April 29, 2016 1:00 PM – Friday, May 6, 2016 1:00 PM (all times are Eastern). Replay Passcode: 2542405

Participants may register for the replay at: https://jsp.premiereglobal.com/webrsvp

About Snipp:

Snipp’s incentive marketing technology platform enables brands and retailers to drive customer engagement and purchase. Our solutions include loyalty, rebates, promotions, rewards and data analytics. SnippCheck, Snipp’s unique receipt processing engine is now the market leader for receipt-based purchase validation, having powered several hundred programs for leading Fortune 500 brands and world-class agencies and partners. 99% of all households in the United States have been exposed to our programs.

Snipp is headquartered in Washington, DC with offices across the United States, Canada, UK, Ireland, Europe, the Middle East and India. The company is publicly listed on the OTCQX, the highest tier of the OTC market in the United States of America, and on the Toronto Stock Venture Exchange (TSX) in Canada. Snipp was selected to the TSX Venture 50®, an annual ranking of the strongest performing companies on the TSX Venture Exchange, in 2015 and 2016.

FOR FURTHER INFORMATION PLEASE CONTACT:

Todd Kehrli MKR Group, Inc.

d: 323-205-4336

m: 310.625.4462

todd@mkr-group.com

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to such risks and uncertainties. Many factors could cause our actual results to differ materially from the statements made, including those factors discussed in filings made by us with the Canadian securities regulatory authorities. Should one or more of these risks and uncertainties, such as changes in demand for and prices for the products of the Company or the materials required to produce those products, labor relations problems, currency and interest rate fluctuations, increased competition and general economic and market factors, occur or should assumptions underlying the forward looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, or expected. We do not intend and do not assume any obligation to update these forward-looking statements, except as required by law. The reader is cautioned not to put undue reliance on such forward- looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Copyright Snipp Interactive Inc. All rights reserved. All other trademarks and trade names are the property of their respective owners.